UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

APHRIA INC.

(Exact name of registrant as specified in its charter)

Ontario, Canada	Not Applicable
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

98 Talbot St. W. Leamington, Ontario, Canada	N8H 1M8
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Shares, without par value	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: not applicable.

Securities to be registered pursuant to Section 12(g) of the Act: None.

This registration statement on Form 8-A is being filed with the Securities and Exchange Commission (the “SEC”) in connection with the transfer of listing of the common shares, without par value (the “Common Shares”), of Aphria Inc. (the “Company,” “we,” or “our”), from the New York Stock Exchange (the “NYSE”) to The Nasdaq Stock Market LLC (“Nasdaq”). The Common Shares are to commence trading on Nasdaq at the opening of trading on June 8, 2020. The Company is voluntarily delisting the Common Shares from the NYSE as of the close of business on June 5, 2020.

Item 1. Description of Registrant’s Securities to be Registered.

Common Shares

Our authorized share capital consists of an unlimited number of common shares, without par value (the “Common Shares”).

The power to allot and issue shares is conferred upon our Board of Directors. We may from time to time amend our Certificate and Articles of Amalgamation (“Articles”) to add, change or  remove any provision that is permitted by the Business Corporations Act (Ontario) (the “OBCA”) to be, or that is, set out in the Articles, including without limiting the generality of the foregoing, to: (i) create new classes of shares; (ii) change the designation of all or any of our shares; (iii) add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of our shares, whether issued or unissued; and (iv) change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series. The foregoing amendments to the Articles must be authorized by a special resolution of shareholders passed by a majority of not less than 66 2/3% of the votes cast by the holders of Common Shares who voted in respect of the special resolution.

Each Common Share carries one vote on all matters to be voted on at all meetings of shareholders including on the election of directors to the Board of Directors. Our Board of Directors is not classified or staggered and each Board member is voted upon and elected at our annual meeting of shareholders.

The holders of the Common Shares are entitled to receive dividends and we are required to pay dividends thereon, if, as and when declared by our Board of Directors out of our moneys properly applicable to the payment of dividends, in such amount and in such form as our Board of Directors may from time to time determine in accordance with the provisions of the OBCA, and all dividends which our Board of Directors may declare on the Common Shares are required to be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

In the event of our dissolution, liquidation or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, subject to the prior rights of any shares ranking senior to the Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, if any, the holders of the Common Shares shall be entitled to receive our remaining property and assets.

There are no pre-emptive, subscription, redemption or conversion rights attaching to the Common Shares and there is no liability of the shareholders for further capital calls or assessments on the Common Shares. There are no general restrictions on the alienability or transferability of the Common Shares other than the potential for regulatory approval required under the Investment Canada Act or Competition Act upon a change of control of the Company.

There are no provisions in our Articles that discriminate against any existing or prospective holder of Common Shares as a result of such shareholder holding a certain level of Common Shares. Applicable Canadian securities laws contain certain requirements for shareholders that own a Common Shares above a certain percentage. Shareholder ownership must be publicly disclosed in accordance with Canadian securities law by any shareholder who beneficially owns or exercises control or direction over 10% or more of our outstanding Common Shares. This is in addition to beneficial ownership reporting requirements applicable to shareholders under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

With the exception of the potential effect of the ability of our Board of Directors to issue an unlimited number of Common Shares, there is no provision in our Articles that would have an effect of delaying, deferring or preventing a change in control of the Company.

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc.

Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company’s securities, except as discussed below under “Taxation.”

Constraints

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian.” The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

Taxation

The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) that apply to a person who holds, as a beneficial owner, Common Shares and who, at all relevant times, for purposes of the Tax Act or the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, as amended (the “Treaty”) (i) is not, and is not deemed to be, resident in Canada; (ii) deals at arm’s length with the Company and is not affiliated with the Company; (iii) does not use or hold, and is not deemed to use or hold, the Common Shares in a business carried on, or deemed to be carried on, in Canada; and (iv) has not acquired the Common Shares in a transaction or transactions considered to be an adventure in the nature of trade. A holder of Common Shares that meets all of the foregoing requirements is referred to as a “Holder” in this summary, and this summary only addresses such Holders.

Special rules, which are not discussed in this summary, may apply to a Holder that is (i) an insurer that carries on an insurance business in Canada and elsewhere; or (ii) an “authorized foreign bank” (as defined in the Tax Act). All such Holders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Regulations”), and where noted the current provisions of the Treaty and the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations and the Treaty publicly announced by or on behalf of the Minister of Finance (Canada)  prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practice of the CRA whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account other federal or any provincial, territorial, state, or foreign tax legislation or considerations, which may be different from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. Holders should consult their own tax advisors for advice with respect to the tax consequences to them of holding Common Shares having regard to their particular circumstances.

Currency Conversion

For purposes of the Tax Act, all relevant amounts relating to the acquisition, holding or disposition of the Common Shares (including adjusted cost base, proceeds of disposition, and dividends, if any) must generally be expressed in Canadian dollars. Accordingly, amounts denominated in U.S. dollars must be converted into Canadian dollars based on the exchange rate quoted by the Bank of Canada on the date such amounts arise or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Dividends

Dividends paid or credited on the Common Shares or deemed to be paid or credited on the Common Shares to a Holder will generally be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding under any applicable income tax treaty or convention between Canada and the country of residence of the Holder. Where the Holder is a United States resident entitled to applicable benefits under the Treaty and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Disposition of Common Shares

Generally, a Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Holder on a disposition of Common Shares, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Common Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Holder at the time of disposition and the gain is not exempt from tax pursuant to the Treaty.

Provided the Common Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and Nasdaq) at the time Common Shares are disposed of, the Common Shares will generally not constitute taxable Canadian property to a Holder, unless, at any time during the 60-month period immediately preceding the disposition the following two conditions have been met concurrently: (i) the Holder, persons with whom the Holder did not deal with at arm’s length, partnerships in which the Holder or persons with whom the Holder did not deal with at arm’s length holds a membership interest directly or indirectly through one or more partnerships, or the Holder together with all such foregoing persons and partnerships, owned 25% or more of the issued shares of any class or series of the Company’s capital stock, and (ii) more than 50% of the fair market value of the Common Shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), or options in respect of, or interests in, or civil law rights in such property, whether or not such property exists.

Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares which are not otherwise taxable Canadian property could be deemed to be taxable Canadian property.

If the Common Shares are deemed taxable Canadian property to a Holder, any capital gain realized on the disposition or deemed disposition of such Common Shares may not be subject to Canadian federal income tax where the Holder is a United States resident entitled to applicable benefits under the Treaty. A Holder whose Common Shares may be taxable Canadian property, should consult their own tax advisors with respect to the consequences of disposing of Common Shares.

Other Tax Considerations

In addition to the foregoing Canadian tax considerations, certain adverse United States federal income tax rules may apply to a person that owns or disposes of our Common Shares if (i) we are treated as a passive foreign investment company (“PFIC”) for United States federal income tax purposes and (ii) such person is (a) a citizen or individual resident of the United States; (b) a corporation (or an entity classified as one for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or District of Columbia; (c) an estate, the income of which is subject to United States federal income taxation regardless of its source; or (d) a trust if (1) a United States court is able to exercise primary supervision over its administration and one or more Untied States persons, within the meaning of section 7701(a)(30) of the Internal Revenue Code of 1986, as amended, have authority to control all of its substantial decisions or (2) it has properly elected under applicable United States Department of Treasury regulations to be treated as a United States person.

In general, we will be treated as a PFIC for any taxable year during which either (i) 75% or more of our gross income is passive income, or (ii) 50% or more of the average value of our assets produce or are held for the production of passive income. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the taxable year in question. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service (the “IRS”) will agree with our conclusion and that the IRS would not successfully challenge our position.

The foregoing is a general summary as of the date hereof. The United States federal income tax rules relating to PFICs are very complex. Holders of our Common Shares are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of the Common Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Common Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the common shares of a PFIC. Holders of our Common Shares are also urged to consult with their own tax advisors with respect to any other tax considerations that may be applicable to them under their particular circumstances.

Item 2. Exhibits.

In accordance with the “Instructions as to Exhibits” with respect to Form 8-A, no exhibits are required to be filed as part of this registration statement because no other securities of the registrant are registered on Nasdaq and the securities registered hereby are not being registered pursuant to Section 12(g) of the Exchange Act.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

APHRIA INC.

Date: June 5, 2020	By:	/s/ Carl Merton
Carl Merton
Chief Financial Officer